EXHIBIT 99.01

CAUTIONARY STATEMENTS FOR PURPOSES OF THE
“SAFE HARBOR” PROVISIONS OF THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995

     The Private Securities Litigation Reform Act of 1995 (the “Act”) provides a “safe harbor” for “forward-looking statements” to encourage companies to provide prospective information, so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the forward-looking statement(s). Ingram Micro desires to take advantage of the safe harbor provisions of the Act.

     Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 to which this exhibit is appended, our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, periodic press releases, as well as other public documents and statements, may contain forward-looking statements within the meaning of the Act. In addition, our representatives participate from time to time in:

•	speeches and calls with market analysts,

•	conferences, meetings and calls with investors and potential investors in our securities, and

•	other meetings and conferences.

     Some of the information presented in these calls, meetings and conferences may be forward-looking within the meaning of the Act.

     It is not reasonable for us to itemize all of the factors that could affect us and/or the information technology products and services distribution industry as a whole. In some cases, we may convey additional information regarding important factors that could cause actual results to differ materially from those projected in forward-looking statements made by or on behalf of Ingram Micro. The following factors (in addition to other possible factors not listed) could affect our actual results and cause these results to differ materially from those projected or otherwise expressed in forward-looking statements made by or on behalf of Ingram Micro:

     We are subject to intense competition, both in the United States and internationally.

     We operate in a highly competitive environment, both in the United States and internationally. The intense competition that characterizes the information technology products and services distribution industry is based primarily on:

•	breadth, availability and quality of product lines and services;

•	price;

•	terms and conditions of sale;

•	credit terms and availability;

•	speed and accuracy of delivery;

•	ability to tailor specific solutions to customer needs;

•	effectiveness of sales and marketing programs; and

•	availability of technical and product information.

     Our competitors include regional, national, and international distributors, as well as vendors that employ a direct sales model. In addition, when there is overcapacity in our industry, as is currently the case, our competitors may reduce their prices in response to this overcapacity. We cannot assure you that we will not lose market share in the United States or in international markets, or that we will not be forced in the future to reduce our prices in response to the actions of our competitors and thereby experience a further reduction in our gross margins.

     We have initiated and continue to initiate other business activities and may face competition from companies with more experience and/or new entries in those new markets. For example, there has been an accelerated movement among transportation and logistics companies to provide fulfillment and e-commerce supply chain services. Within this arena, we face competition from transportation and logistics suppliers, such as United Parcel Service, Federal Express, and express logistics companies such as PFSWeb, SubmitOrder.com, and SameDay.com. In addition, as we enter new business areas, we may also encounter increased competition from current competitors and/or from new competitors, some of which may be our current customers or suppliers, which may impact our net sales and profitability.

     Our gross margins have been historically narrow, and we expect them to continue to be narrow; this magnifies the impact of variations on costs on our operating results.

     As a result of intense price competition in the IT products and services distribution industry, our gross margins have historically been narrow and we expect them to continue to be narrow in the future. We receive purchase discounts and rebates from suppliers based on various factors, including sales or purchase volume and breadth of customers. These purchase discounts and rebates directly affect gross margins. Because many purchase discounts from suppliers are based on percentage increases in sales of products, it may become more difficult for us to achieve the percentage growth in sales required for larger discounts due to the current size of our net sales base. This is particularly true in an environment of declining demand for IT products and services, as is currently the case. We expect these competitive pricing pressures and the more restrictive vendor terms and conditions to continue for the foreseeable future. In addition, the percentage of purchase discounts as a component of gross margins has declined. A decrease in net sales could also negatively affect the level of volume rebates received from our suppliers.

     A significant percentage of our net sales relates to products sold to us by relatively few vendors or publishers. They each have the ability to make, and have in the past already made, rapid and significantly adverse changes in their sales terms and conditions, such as reducing the amount of price protection and return rights as well as reducing the level of purchase discounts and rebates they make available to us. We expect more restrictive vendor terms and conditions to continue in the foreseeable future. Our inability to pass through to our 175,000 reseller customers the impact of these changes, as well as our failure to develop systems to manage ongoing supplier pass-through programs, could cause us to record inventory write-downs and could have a material negative impact on our gross margins. Our narrow gross margins magnify the impact of variations in operating costs, bad debts or interest expense on our operating results.

     To partially offset the decline in gross margins, we seek to continually institute more effective operational and expense controls to reduce selling, general and administrative, or SG&A, expenses as a percentage of net sales. However, the reduction in SG&A expenses may not be large enough to offset a decline in gross margins and as a result, operating margins may decline. In addition, in an environment of declining sales, as is currently the case, we may be unable to reduce our SG&A expenses as a percentage of net sales. If we cannot reduce operating expenses as a percentage of net sales to mitigate any further reductions in gross margins in the future, our profitability will suffer.

     We may not be able to adequately adjust our cost structure in a timely fashion in response to a sudden decrease in demand, which may cause our profitability to suffer.

     A significant portion of our SG&A expense is comprised of personnel, facilities and costs of invested capital. Historically, we have monitored and controlled the growth in operating costs in relation to overall net sales growth and continue to pursue and implement process and organizational changes to provide sustainable operating efficiencies. However, in the event of a significant downturn in net sales we may not be able to exit facilities, reduce personnel, or make other significant changes to our cost structure without significant disruption to our operations or without significant termination and exit costs. Additionally, management may not be able to implement such actions, if at all, in a timely manner to offset an immediate shortfall in net sales and gross profit. As a result, our profitability may suffer.

     If the current downturn in economic conditions continues for a long period of time or worsens, it will likely have an adverse impact on our business.

     The IT industry in general, and the IT products and services distribution industry in particular, have recently experienced a severe downturn in demand. This downturn has resulted in a decline in our net sales and operating results. If the current downturn continues or worsens we may experience significant operating losses and elevated levels of obsolete inventory and bad debt.

     Our quarterly results have fluctuated significantly in the past and will likely continue to do so, which may cause the market price of our securities to fluctuate.

     Our quarterly net sales and operating results have varied significantly in the past and will likely continue to do so in the future as a result of:

•	seasonal variations in the demand for our products and services, such as occurs during the fourth quarter due to holiday shopping;

•	competitive conditions in our industry, which may impact the prices charged by suppliers and the prices we charge resellers;

•	variations in our levels of excess inventory and doubtful accounts, and changes in the terms of vendor-sponsored programs such as price protection and return rights;

•	changes in the level of our operating expenses;

•	the impact of acquisitions we may make;

•	the introduction by us or our competitors of new products and services offering improved features and functionality;

•	the loss or consolidation of one or more of our significant suppliers or customers;

•	product supply constraints;

•	interest rate fluctuations, which may increase our borrowing costs, and may influence the willingness of customers and end-users to purchase products and services;

•	currency fluctuations in countries in which we operate; and

•	general economic conditions.

     Our narrow margins may magnify the impact of these factors on our operating results. We believe that you should not rely on period-to-period comparisons of our operating results as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. From time to time, we have failed to meet consensus analyst earnings estimates. In future quarters, our operating results may be below the expectations of public market analysts or investors. This may cause the market price of our securities to decline.

     Because of the capital intensive nature of our business, we need continued access to capital which, if not available to us, could harm our ability to operate or expand our business.

     Our business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. In order to continue operating our business, we will continue to need access to capital, including debt financing. This is especially true when our business is expanding, including through acquisitions, but we still have substantial demand for capital even during periods of stagnant or declining net sales, which we are currently experiencing. The capital we require may not be available on terms acceptable to us, or at all. In this regard, our United States and Canadian senior revolving credit facilities, aggregating $1.15 billion of availability, mature in October 2001. We do not presently intend to refinance the full amount of these senior credit facilities. Our prospects, financial condition and results of operations, as well as macroeconomic factors such as fluctuations in interest rates or a general economic downturn, may restrict our ability to raise the necessary capital. We cannot assure you that we will continue to be able to raise capital in adequate amounts on terms acceptable to us, and the failure to do so could harm our ability to operate or expand our business.

     Rapid changes in the operating environment for IT distributors have placed significant strain on our business, and we cannot assure you of our ability to successfully manage future adverse industry trends.

     Dynamic changes in the industry have resulted in new and increased responsibilities for management personnel and have placed and continue to place a significant strain upon our management, operating and financial systems, and other resources. This strain may result in disruptions to our business and decreased revenues and profitability. We may not be able to attract or retain sufficient personnel to successfully manage, expand or improve our operations through such dynamic changes. Also crucial to our success in managing any potential growth will be our ability to achieve additional economies of scale. Our failure to achieve these additional economies of scale, could harm our profitability.

     We are subject to the risk that our inventory values may decline and protective terms under vendor agreements may not adequately cover the decline in values.

     The IT products industry is subject to rapid technological change, new and enhanced product specification requirements, and evolving industry standards. These changes may cause inventory in stock to decline substantially in value or to become obsolete. It is the policy of many suppliers of IT products to offer distributors like us, who purchase directly from them, limited protection from the loss in value of inventory due to technological change or such suppliers’ price reductions. For example, we can receive a credit from some suppliers for products, based upon the terms and conditions with those suppliers, in the event of a supplier price reduction. In addition, we have a limited right to return to some vendors a certain percentage of purchases. These policies are often not embodied in written agreements and are subject to the discretion of the vendors. As a result, these policies do not protect us in all cases from declines in inventory value. We cannot assure you that price protection will continue, that unforeseen new product developments will not materially adversely affect us, or that we will successfully manage our existing and future inventories.

     During an economic downturn, which we are currently experiencing, it is possible that prices will decline due to an oversupply of product, and therefore, there may be greater risk of declines in inventory value. If major vendors decrease the availability of price protection to us, such a change in policy could lower our gross margins on products we sell or cause us to record inventory write-downs. For example, during 1999 and 2000, we experienced higher expenses related to excess and obsolete inventory as compared to 1998, primarily resulting from the rapid changes in the technology marketplace and imposition of more restrictive vendor terms and conditions in 1999. We expect the more restrictive vendor terms and conditions to continue for the foreseeable future. We are also exposed to inventory risk to the extent that vendor protections are not available on all products or quantities and are subject to time restrictions. In addition, vendors may become insolvent and unable to fulfill their protection obligations to us.

     We are dependent on a variety of information systems and a failure of these systems could disrupt our business and harm our reputation and net sales.

     We depend on a variety of information systems for our operations, particularly our centralized IMpulse information processing system which supports more than 40 operational functions, including:

•	inventory management;

•	order processing;

•	shipping;

•	receiving; and

•	accounting.

     At the core of IMpulse is on-line, real-time distribution software which supports basic order entry and processing and customers’ shipments and returns. Although we have not in the past experienced material system-wide failures or downtime of IMpulse or any of our other information systems, we have experienced failures in IMpulse in certain specific geographies. Failures or significant downtime for IMpulse could prevent us from taking customer orders, printing product pick-lists, and/or shipping product. It could also prevent customers from accessing our price and product availability information. From time to time we may acquire other businesses having information systems and records which must be converted and integrated into IMpulse or other Ingram Micro information systems. This can be a lengthy and expensive process that results in a material diversion of resources from other operations. In addition, because IMpulse is comprised of a number of legacy, internally developed applications, it can be harder to upgrade, and may not be adaptable to commercially available software. Particularly as our needs or technology in general evolve, we may experience greater than acceptable difficulty or cost in upgrading IMpulse, or we may be required to replace IMpulse entirely.

     We also rely on the Internet for a percentage of our orders and information exchanges with our customers. The Internet and individual web sites have experienced a number of disruptions and slowdowns, some of which were caused by organized attacks. In addition, some web sites have experienced security breakdowns. To date, our web site has not experienced any material breakdowns, or disruptions or breaches in security; however, we cannot assure you that this will not occur in the future. If we were to experience a security breakdown that compromised sensitive information, this could harm our relationship with our customers or vendors, disruption or breach that compromised sensitive information, this could harm our relationship with our customers or vendors. Disruption of our web site or the Internet in general could impair our order processing or more generally prevent our customers and vendors from accessing information. This could cause us to lose business.

     We believe that customer information systems and product ordering and delivery systems, including Internet-based systems, are becoming increasingly important in the distribution of technology products and services. As a result, we are continually enhancing our customer information systems by adding new features, including on-line ordering through the Internet. However, we cannot assure you that competitors will not develop superior customer information systems or that we will be able to meet evolving market requirements by upgrading our current systems at a reasonable cost, or at all. Our inability to develop competitive customer information systems or upgrade our current systems could cause our business and market share to suffer.

     Our international operations impose risks upon our business, such as exchange rate fluctuations.

     We operate, through our subsidiaries, in a number of countries outside the United States, and we expect our international net sales to increase as a percentage of total net sales in the future. Our international net sales are primarily denominated in currencies other than the U.S. dollar. Accordingly, our international operations impose risks upon our business as a result of exchange rate fluctuations. We have operations in countries which may have a greater risk of exchange rate fluctuations. Exchange rate fluctuations may cause our international revenues to fluctuate significantly when reflected in U.S. dollar terms. In some countries outside the United States, operations are accounted for primarily on a U.S. dollar-denominated basis. In the event of an unexpected devaluation of the local currency in those countries (as occurred in Mexico in December 1994 and Asia and Latin America in 1997), we may experience significant foreign exchange losses. In addition, our operations may be significantly adversely affected as a result of the general economic impact of the devaluation of the local currency.

     Our international operations are subject to other risks such as:

•	the imposition of governmental controls in jurisdictions in which we operate;

•	export license requirements;

•	restrictions on the export of certain technology to certain jurisdictions;

•	political instability in jurisdictions in which we operate;

•	trade restrictions in jurisdictions in which we operate;

•	tariff changes in jurisdictions in which we operate;

•	difficulties in staffing and managing our international operations;

•	difficulties in our collecting accounts receivable and longer collection periods; and

•	the impact of local economic conditions and practices on our business.

     We are dependent on key individuals in our company, and our ability to retain our personnel.

     We are dependent in large part on our ability to retain the services of our key management, finance, sales, IT, and operational personnel. Our continued success is also dependent upon our ability to retain and recruit other qualified employees, including highly skilled technical, managerial, and marketing personnel, to meet our needs. Competition for qualified personnel is intense, particularly in technical areas such as IT. In addition, we have recently announced restructuring actions designed to reduce our investment in personnel. These reductions could negatively impact our relationships with our workforce, or make hiring of other employees more difficult. We may not be successful in attracting and retaining the personnel we require, which could have a material adverse effect on our business.

     We are dependent on suppliers to maintain an adequate supply of products to fulfill customer orders on a timely basis.

     Our ability to obtain particular products or product lines in the required quantities and to fulfill customer orders on a timely basis is critical to our success. We generated approximately 42%, 39%, and 40% of our net sales in fiscal 2000, 1999, and 1998, respectively, from products purchased from three vendors. In most cases, we have no guaranteed price or delivery agreements with suppliers. In certain product categories, such as systems, limited price protection or return rights offered by vendors may have a bearing on the amount of product we may be willing to stock. The IT industry experiences significant product supply shortages and customer order backlogs from time to time due to the inability of certain vendors to supply certain products on a timely basis. As a result, we have experienced, and may in the future continue to experience, short-term shortages of specific products. In addition, vendors who currently distribute their products through us may decide to distribute, or to substantially increase their existing distribution, through other distributors, their own dealer networks, or directly to resellers. In addition, in the case of software, there is the emergence of alternative means of distribution, such as site licenses and electronic distribution. If suppliers are not able to maintain an adequate supply of products to fulfill our customer orders on a timely basis or we cannot otherwise obtain particular products or a product line, our reputation and sales may suffer.

     We have historically pursued a strategy of acquisitions and similar transactions, which involve various risks and difficulties.

     As part of our growth strategy, we have pursued, and from time to time may continue to pursue, acquisitions, joint ventures and other strategic relationships to complement or expand our existing business. These types of transactions involve a number of risks and difficulties, including:

•	diversion of management’s attention to the integration of the operations and personnel of the acquired companies;

•	the inability to manage and retain key personnel and customers;

•	the inability to convert the acquired companies’ management information systems to ours;

•	potential adverse short-term effects on our operating results;

•	the possibility that we could incur or acquire substantial debt in connection with the acquisitions;

•	the logistical difficulties inherent in expanding into new geographic markets and business areas;

•	the difficulty inherent in understanding local business practices;

•	the increased expense resulting from the amortization of acquired intangible assets; and

•	the need to present a unified corporate image.

     These risks and difficulties may adversely impact the benefits of acquisitions and our business generally.

     We have significant credit exposure to our reseller customers and negative trends in their businesses could cause us significant credit loss.

     We extend credit to our reseller customers for a significant portion of our net sales. Resellers have a period of time, generally 30 to 90 days after date of invoice, to make payment. We are subject to the risk that our reseller customers will not pay for the products they have purchased. The risk that we may be unable to collect on receivables may increase if our reseller customers experience decreases in demand for their products and services or otherwise become less stable, due to adverse economic conditions. If there is a substantial deterioration in the collectibility of our receivables or if we cannot obtain credit insurance at reasonable rates, our earnings, cash flows and our ability to utilize receivable-based financing could deteriorate.

     We are dependent on independent shipping companies for the delivery of our products.

     We rely almost entirely on arrangements with independent shipping companies for the delivery of our products. The termination of our arrangements with one or more of these independent shipping companies, or the failure or inability of one or more of these independent shipping companies to deliver products from suppliers to us or products from us to our reseller customers or their end-user customers, could disrupt our business and harm our reputation and net sales.

     We are subject to the risk of termination of subsidized floor plan financing by our systems vendors.

     The gross margins and operating margins relating to our sales of PCs, servers and other similar hardware products, or systems, are even narrower than those relating to our sales of other IT products and services. Payment for some of our U.S. systems sales is funded for our reseller customers by floor plan financing companies. Under these floor plan financing arrangements, we generally receive payment from these financing institutions within three to thirty business days from the date of our sale of these systems, depending on the specific arrangement, allowing this business to operate at much lower relative working capital levels than our traditional distribution business. This floor plan financing is typically subsidized for our reseller customers by the systems vendors. If the arrangements for these subsidies are terminated or substantially reduced, such a change in policy could have a negative effect on our working capital needs. In addition, our net sales may be reduced if our reseller customers are unable to obtain suitable alternative financing for their purchases from us.